April 30, 2009

Melissa Kindelan
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Dear Ms. Kindelan:

In reference to your inquiry letter dated March 26, 2009, a response to Item 8, 9 and 10 will be filed by Tuesday, May 5, 2009.

Sincerely,

Rita McKeown
Chief Financial Officer